UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

Science 37 Holdings, Inc.

(Name of Subject Company (Issuer))

Marlin Merger Sub Corporation

a wholly owned subsidiary of

eMed, LLC

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

808644108

(CUSIP Number of Class of Securities)

Jeffrey M. Schumm

General Counsel

eMed, LLC

990 Biscayne Blvd., Suite 1501

Miami, FL 33132

866-955-1173

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Joseph E. Gilligan

Brian C. O’Fahey

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, D.C. 20004

(202) 637-5600

 CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Marlin Merger Sub Corporation (“Merger Sub”), a direct, wholly-owned subsidiary of eMed, LLC (“Parent” or “eMed”), for all of the outstanding shares of common stock, par value $0.0001 per share, of Science 37 Holdings, Inc. (the “Company” or “Science 37”), for $5.75 per share of common stock, in cash, subject to any applicable withholding of taxes and without interest, on the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of January 28, 2024 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the potential benefits of the proposed transaction; the prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction, including the parties’ ability to satisfy the various closing conditions; any potential strategic benefits, synergies or opportunities expected as a result of the proposed transaction; and any assumptions underlying any of the foregoing. These forward-looking statements generally can be identified by the words “believe,” “can,” “could”, “seek”, “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “might”, “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant known and unknown risks and uncertainties, many of which are outside of the Company’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including, but not limited to: uncertainties as to the timing of the tender offer and merger; the risk that the proposed transaction may not be completed in a timely manner or at all; uncertainties as to how many of the Company’s stockholders will tender their stock in the tender offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit or delay the consummation of the transaction; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that competing offers for the Company will be made; the effect of the announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk of litigation and/or regulatory actions related to the proposed acquisition, including the risk that such litigation or actions may result in significant costs of defense, indemnification and liability; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the successful integration of the Company into Parent subsequent to the closing of the transaction and the timing of such integration; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; and other risks and uncertainties detailed from time to time in documents filed with the Securities and Exchange Commission (the “SEC”) by the Company, including the Company’s current Annual Report on Form 10-K on file with the SEC, as well as the Schedule 14D-9 to be filed by the Company and the tender offer documents to be filed by Parent and Merger Sub. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 6, 2023 and in the other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. The Company does not give any assurance that the Company will achieve its expectations.

The Company’s preliminary selected financial results are preliminary, are not a comprehensive statement of financial results for the year ended December 31, 2023, and are provided prior to completion of all internal and external audit review procedures and, therefore, are subject to adjustment. Actual results may vary from these estimates, and the variations may be material. Among the factors that could cause or contribute to material differences between the Company’s actual results and expectations indicated by the forward-looking statements are risks and uncertainties that include, but are not limited to: changes to the Company’s financial results for the year ended December 31, 2023 due to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time that the Company’s financial statements for the year are finalized and publicly released and other risks and uncertainties described above and in the Company’s filings with the SEC.

The projections and forecasts were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board and should not be relied upon to make an investment decision with respect to the Company. Such projections and forecasts do not purport to present the Company’s financial condition in accordance with generally accepted accounting principles. The Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and forecasts and, accordingly, does not express an opinion or any other form of assurance with respect to such projections and forecasts. Any projections or forecasts were prepared for internal use, capital budgeting and other management decisions and are subjective in many respects. Any such projections or forecasts reflect numerous assumptions made by management of the Company with respect to financial condition, business and industry performance, general economic, market and financial conditions, and other matters, all of which are difficult to predict, and many of which are beyond the Company’s control. The disclosure of the projections and forecasts should not be regarded as an indication that the Company or its affiliates or representatives consider the projections and forecasts to be a reliable prediction of future events, and the projections and forecasts should not be relied upon as such.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Science 37 common stock, nor is it a substitute for the tender offer materials that eMed and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. The tender offer for the outstanding shares of common stock of Science 37 has not yet commenced. At the time the tender offer is commenced, eMed and a wholly-owned subsidiary of eMed will file a tender offer statement on Schedule TO with the SEC, and thereafter Science 37 will file a solicitation/recommendation statement on Schedule 14D-9, in each case, with respect to the offer.

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY SCIENCE 37’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Both the tender offer statement and the solicitation/recommendation statement will be mailed to Science 37’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Science 37 by contacting investor relations at investors@Science37.com. In addition, the tender offer statement, the related letter of transmittal and certain other tender offer documents and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available for free at www.sec.gov, upon filing with the SEC. In addition to these documents Science 37 files annual, quarterly and current reports and other information with the SEC, which are also available for free at www.sec.gov. In addition, the solicitation/recommendation statement and the other documents filed by Science 37 with the SEC will be available for free at https://investors.science37.com.

SCIENCE 37’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF SCIENCE 37 COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

EXHIBIT INDEX

Exhibit 99.1	Joint Press Release issued, dated January 29, 2024.